UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



10036080

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28646

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FREIMARK BLAIR & COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

48 SOUTH FRANKLIN TURNPIKE
(No. and Street)

RAMSEY (City) NEW JERSEY (State) 07446 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

A. RICHARD BLAIR (843) 237 3870
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HAROLD T. COPPLA, CPA
(Name – *if individual, state last, first, middle name*)

552 FRANKLIN AVENUE (Address) NUTLEY (City) NEW JERSEY (State) 07110 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 8 2010
BRANCH OF REGISTRATIONS AND
04 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, A. RICHARD BLAIR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FREIMARK BLAIR & COMPANY, INC., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: DONALD H. FREIMARK, CHAIRMAN OF FREIMARK BLAIR & CO. INC., IS A DIRECTOR AND CHAIRMAN OF TRANS-NATIONAL RESEARCH CORP, A GEO-POLITICAL RESEARCH ~~CORP. MR. FREIMARK'S WIFE, LUCILLE AMATO IS 100% OWNER OF TRANS-NATIONAL RESEARCH CORP.~~, AND GLOBAL ASSESSMENTS. GLOBAL ASSESSMENTS IS GENERAL PARTNER OF FREE MARKET CAPITAL, L.P., ~~AND SHORT TERM EQUITY, L.P. MR. FREIMARK IS A MINORITY INVESTOR IN FREE MARKET CAPITAL~~ CORP., L.P.

A. Richard Blair
Signature

PRESIDENT
Title

Mary Jo Zook exp: 4/11/2015
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FREIMARK BLAIR & COMPAY, INC.

STATEMENT OF FINANCIAL CONDITION

AND

INDEPENDENT AUDITOR'S REPORT ON

INTERNAL ACCOUNTING CONTROL

DECEMBER 31, 2009

CONTENTS

Harold T. Coppla, Jr.
CERTIFIED PUBLIC ACCOUNTANT
552 FRANKLIN AVENUE
NUTLEY, N.J. 07110
(973) 667-7172

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Freimark Blair & Company, Inc.
Ramsey, New Jersey 07446

I have audited the accompanying Statement of Financial Condition of Freimark Blair & Company, Inc., as of December 31, 2009 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion of these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. These statements require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that our audit provides a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Freimark Blair & Company, Inc. as of December 31, 2009, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income has been included in these financial statements.

INDEPENDENT AUDITOR'S REPORT

My audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Harold T. Coppla, Jr.
Nutley, New Jersey
3-12-2010

FREIMARK BLAIR & COMPANY, INC.
Statement of Financial Condition
December 31, 2009

ASSETS

Cash and cash equivalents	$ 2,929,590
Receivable from brokers	11,882
Securities owned (Note 3):	
Marketable (Net)	402,475
Other assets	16,688
	3,360,635

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	563,163
Stockholder's equity	
Class A voting common stock, no par value Authorized 2,000 shares; issued and outstanding 1,000 shares	50,000
Class B nonvoting common stock, no par value, authorized 400 shares Issued and outstanding 25 shares	2,500
Preferred stock, 5% non-cumulative, $1,000 par value, authorized 100 shares; issued none	-
Retained earnings	6,625,284
Dividends	(1,879,309)
Less: treasury stock	(114,646)
Less: subchapter S-Corp Distributions	(1,886,357)
Total stockholder's equity	2,797,472
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$ 3,360,635

FREIMARK BLAIR & COMPANY, INC.
Notes to the Financial Statements
Year Ended December 31, 2009

NOTE 1 – SIGNIFICANT ACCOUNT POLICIES

Cash and Cash Equivalents:

Cash and cash equivalents includes demand deposits with bank and certificates of deposit with maturities of three months or less.

Security Valuation:

Transactions in securities in trading and investment accounts, for which market quotations are readily available, are carried at quoted market and are recorded on a settlement date basis.

Revenue Recognition:

Commission revenue is recorded on a settlement date basis, Generally three business days after trade date.

NOTE 2 – CUSTOMER TRANSACTIONS

The Company clears its customer's securities transactions through Broadcort Correspondent Clearing on a fully disclosed basis. Broadcort Correspondent Clearing reflects all such transactions on their books and records them in accounts they carry in the name of such customers. Accordingly, the Company does not hold funds or securities for, or owe funds or securities to, its customers. The Company is currently exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provision of SEC Rule 15c3-3 based on Paragraph K(2) (b) of the rule.

FREIMARK BLAIR & COMPANY, INC.
Notes to the Financial Statements
Year Ended December 31, 2009

NOTE 3 – SECURITIES OWNED

Marketable securities owned consist of securities at quoted market values, as illustrated below:

CORPORATE STOCKS	$	30,922
BONDS	$	371,553
	$	402,475

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933.

NOTE 4 – MONEY PURCHASE PENSION PLAN

The Company has a Money Purchase Pension Plan. For the year ended December 31, 2008 the Company will contribute a total of $53,240.00

NOTE 5 – NET CAPITAL

The Company is subject to the net capital rule of the Securities and Exchange Commission. This rule prohibits a broker-dealer from engaging in securities transactions when it's aggregated indebtedness exceeds fifteen (15) times its net capital as those terms are defined in the rule. As of December 31, 2009 the Company had net capital of $2,704,160 which is $2,604,160 in excess of its required net capital. The Company's net capital ratio was .21 to 1.

Harold T. Coppla, Jr.
CERTIFIED PUBLIC ACCOUNTANT
552 FRANKLIN AVENUE
NUTLEY, N.J. 07110
(973) 667-7172

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Freimark Blair & Company, Inc.
Ramsey, New Jersey 07446

In planning and performing my audit of the Financial Statements of Freimark Blair & Company, Inc., for the year ended December 31, 2009, I considered its internal control structures, including procedures for safeguarding securities in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

I also made a study of the practices and procedures followed by the Company and making periodic computation of aggregate indebtedness and net capital under Rule 17a3 (a)(11) and the procedures for determining compliance with the exemption provisions of Rule 15c3-3. At December 31, 2009, the Company was in compliance with the conditions of the exemption, and no facts came to my attention that would indicate that such conditions had not been complied with during the year. I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or (ii) in complying with the requirements for prompt payment of securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally

accepted accounting principles. Rule 27 (a) -5-(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, FINRA and other regulatory agencies which rely on Rule 17-(a)-5-(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.



Harold T. Coppla
Nutley, New Jersey
3-12-2010

FREIMARK BLAIR & COMPANY, INC.
FINANCIAL REPORT
DECEMBER 31, 2009

Harold T. Coppla, Jr.
CERTIFIED PUBLIC ACCOUNTANT
552 FRANKLIN AVENUE
NUTLEY, N.J. 07110
(973) 667-7172

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Freimark Blair & Company, Inc.
Ramsey, New Jersey 07446

I have audited the accompanying Statement of Financial Condition of Freimark Blair & Company, Inc., as of December 31, 2009 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion of these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. These statements require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that our audit provides a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Freimark Blair & Company, Inc. as of December 31, 2009, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income has been included in these financial statements.

INDEPENDENT AUDITOR'S REPORT

My audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I an II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Harold T. Coppla, Jr.
Nutley, New Jersey
3-12-2010

FREIMARK BLAIR & COMPANY, INC.
Statement of Financial Condition
December 31, 2009

ASSETS

Cash and cash equivalents	$ 2,929,590
Receivable from brokers	11,882
Securities owned (Note 3):	
Marketable (Net)	402,475
Other assets	16,688
	3,360,635

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	563,163
Stockholder's equity	
Class A voting common stock, no par value Authorized 2,000 shares; issued and outstanding 1,000 shares	50,000
Class B nonvoting common stock, no par value, authorized 400 shares Issued and outstanding 25 shares	2,500
Preferred stock, 5% non-cumulative, $1,000 par value, authorized 100 shares; issued none	-
Retained earnings	6,625,284
Dividends	(1,879,309)
Less: treasury stock	(114,646)
Less: subchapter S-Corp Distributions	(1,886,357)
Total stockholder's equity	2,797,472
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$ 3,360,635

FREIMARK BLAIR & COMPANY, INC.
Statement of Income
Year Ended December 31, 2009

Revenue:	
Commissions	$1,341,816
Gains and losses on principal transactions	4,925,325
Interest and Dividends	36,452
Other	400
Unrealized Gains and Losses	(14,148)
Realized Gain on Marketable Securities	2,902
	$6,292,747
Expenses:	
Employee Compensation	$ 2,479,778
Floor Brokerage	-
Communications	3,704
Occupancy	11,000
Research Expense	3,337,557
Other Operating	308,746
	$6,140,785
Income Before Income Taxes	151,962
Income Taxes	3,570
Net Income	$ 148,392

See Notes to Financial Statements.

FREIMARK BLAIR & COMPANY, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2009

	BEGINNING BALANCE	OTHER	NET INCOME	ENDING BALANCE
CLASS A Common Stock	50,000	0	0	50,000
CLASS B Common Stock	2,500	0	0	2,500
PREFERRED STOCK	0	0	0	0
TREASURY STOCK	(114,646)	0	0	(114,646)
SUBCHAPTER – S DISTRIBUTIONS	(1,886,357)	0	0	(1,886,357)
DIVIDENDS	(1,859,308)	(20,001)	0	(1,879,309)
RETAINED EARNINGS	6,476,892	(20,001)	148,392	6,625,284
STOCKHOLDER'S EQUITY	$2,669,081	(20,001)	148,392	2,797,472

FREIMARK BLAIR & COMPANY, INC.
Notes to the Financial Statements
Year Ended December 31, 2009

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents:

Cash and cash equivalents includes demand deposits with bank and certificates of deposit with maturities of three months or less.

Security Valuation:

Transactions in securities in trading and investment accounts, for which market quotations are readily available, are carried at quoted market and are recorded on a settlement date basis.

Revenue Recognition:

Commission revenue is recorded on a settlement date basis, generally three business days after trade date.

NOTE 2 – CUSTOMER TRANSACTIONS

The Company clears its customer's securities transactions through Broadcort Correspondent Clearing on a fully disclosed basis. Broadcort Correspondent Clearing reflects all such transactions on their books and records them in accounts they carry in the name of such customers. Accordingly, the Company does not hold funds or securities for, or owe funds or securities to, its customers. The Company is currently exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provision of SEC Rule 15c3-3 based on Paragraph K(2)(b) of the rule.

NOTE 3 – SECURITIES OWNED

Marketable securities owned consist of securities at quoted market Values, as illustrated below:

CORPORATE STOCKS	$	30,922
BONDS	$	371,553
	$	402,475

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933.

NOTE 4 – MONEY PURCHASE PENSION PLAN

The Company has a Money Purchase Pension Plan. For the year ended December 31, 2008, the Company will contribute a total of $53,240.

NOTE 5 – NET CAPITAL

The Company is subject to the net capital rule of the Securities and Exchange Commission. This rule prohibits a broker-dealer from engaging in securities transactions when it's aggregated indebtedness exceeds fifteen (15) times its net capital as those terms are defined in the rule. As of December 31, 2009 the company had net capital of $2,704,260 which is $2,604,160 in excess of its required net capital. The Company's net capital ratio was .21 to 1.

FREIMARK BLAIR & COMPANY, INC.
Statement of Cash Flow
Year Ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	148,392
Change in assets and liabilities:	
Decrease in receivable from broker	3,170
Increase in securities owned	(12,373)
Increase in other assets	(4)
Decrease in accounts payable and accrued expenses	(282,389)
	(143,204)
Net Cash generated/ (used) by operating activities	
Dividends	(20,001)
Net increase/ (decreases) in cash and cash equivalents	(163,205)
Cash and Cash equivalents:	
Beginning	3,092,795
Ending	2,929,590

See Notes to Financial statements.

FREIMARK BLAIR & COMPANY, INC.
Computation of Net Capital (Pursuant to Rule 15c3-1
December 31, 2009

Total stockholder's equity from statement of financial condition	$ 2,797,472
Deductions:	
Total non-allowable assets	16,688
Net capital before haircuts on securities	2,780,784
Haircuts on securities owned	76,624
Net capital	$2,704,160
Aggregate indebtedness:	
Accounts payable and accrued expenses	563,163
Computation of basis net capital requirement:	
Minimum net capital required (greater of $100,000 or 6 2/3% of Aggregate indebtedness	100,000
Net capital in excess of minimum requirement	2,604,160
Ratio of aggregate indebtedness to net capital	.21 To 1
Reconciliation with Company's computation included in Part IIA of Form X-17A-5 as of December 31, 1997):	
Net capital as reported in Company's Part IIA Focus Report	2,696,064
Net audit adjustments	8,096

FREIMARK BLAIR & COMPANY, INC.
Statement Pursuant to Rule 15C3-3
December 31, 2009

SCHEDULE II

As more fully described in Note 2 of the Notes to Financial Statements, the Company clears all securities transactions on a full disclosed basis and does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph K (2) (B) of the Rule.

STATEMENT REGARDING LIABILITIES SUBORDINAED TO CLAIMS OF GENERAL CREDITORS

December 31, 2009

The Company did not have any liabilities subordinated to claims of general creditors during the year ended December 31, 2009.

Harold T. Coppla, Jr.
CERTIFIED PUBLIC ACCOUNTANT
552 FRANKLIN AVENUE
NUTLEY, N.J. 07110
(973) 667-7172

March 12, 2010

Board of Directors
Freimark Blair & Company, Inc.
48 South Franklin Turnpike
Ramsey, New Jersey 07446

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation, Form SIPC-7T to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009 which were agreed to by Freimark Blair & Company, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Freimark Blair & Company, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Freimark Blair & Company, Inc.'s management is responsible for the Freimark Blair & Company, Inc.'s compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries and noted **No Differences**.

2. Compared the Total Revenue amounts of the audited Form X-217A-5 for the year ended December 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009 with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting **No Differences**.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting **No Differences**.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting **No Differences**.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting **No Differences**.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly we do not express such an opinion. Had we performed additional procedures, other matter might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Harold T. Coppla, Jr.
Nutley, New Jersey

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

028646 FINRA DEC
FREIMARK BLAIR & CO INC 10*10
48 S FRANKLIN TPKE STE 102
RAMSEY NJ 07446-2558

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

A. RICHARD BLAIR (843) 237 3870

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 10,908.02

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (3,141.36)

JULY 27, 2009
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 7,766.66

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 7,766.66

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 7,766.66

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FREIMARK BLAIR & COMPANY, INC.
(Name of Corporation, Partnership or other organization)

A. Richard Blair
(Authorized Signature)

Dated the 16 day of FEBRUARY, 20 10.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending ________, 20__
Eliminate cents

Item No.		Amount
2a.	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,576,349
2b.	Additions:	
	(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
	(2) Net loss from principal transactions in securities in trading accounts.	0
	(3) Net loss from principal transactions in commodities in trading accounts.	0
	(4) Interest and dividend expense deducted in determining item 2a.	0
	(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
	(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
	(7) Net loss from securities in investment accounts.	0
	Total additions	4,576,349
2c.	Deductions:	
	(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	4,390
	(2) Revenues from commodity transactions.	0
	(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	179,926.29
	(4) Reimbursements for postage in connection with proxy solicitation.	0
	(5) Net gain from securities in investment accounts.	2,635.67
	(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
	(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
	(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________	23,700
	(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
	(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 2,488.83	
	Enter the greater of line (i) or (ii)	2,488.83
	Total deductions	213,140.79
2d.	SIPC Net Operating Revenues	$ 4,363,208.21
2e.	General Assessment @ .0025	$ 10,908.02

(to page 1 but not less than $150 minimum)